UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.

C.N.P.J. nº 90.400.888/0001-42

Publicly Held Company

NIRE 35.300.332.067

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Banco Santander Brasil”), informs that it received the following notice from Banco Santander, S.A. (Spain):

“Banco Santander, S.A. (Spain) hereby announces that it has reached an agreement with Qatar Holding, by which the latter will subscribe a bond issue amounting to USD 2.719 billion, mandatorily exchangeable for existing or for new shares of Banco Santander Brasil, at the choice of Banco Santander, S.A. (Spain).

This transaction represents 5% of the share capital of Banco Santander Brasil.

The bonds will mature on the third anniversary of the issuance date. The conversion or exchange price will be BR$ 23.75 per share and the bonds will pay an annual coupon of 6.75% in USD.

This investment represents the incorporation of Qatar Holdings as strategic partner of Grupo Santander in Brazil and in the rest of Latin America.

The transaction allows Banco Santander, S.A. (Spain) to advance in its commitment for its Brazilian affiliate to have a free float of 25% by the end of 2014. The transaction is subject to the appropriate documentation customary in this type of issuances.

Important notice pursuant to US securities law

Neither the bonds nor the units have been or will be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or with any securities regulatory authority of any state or other jurisdiction within the United States and, accordingly, may not be offered, sold or delivered within the United States except pursuant to an effective registration statement under the Securities Act or an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws.”

São Paulo, October 18, 2010

Carlos Alberto Lopez Galan

Investors Relation Officer

Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 18, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer